March 7, 2016

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 6 to the Registrant’s Registration Statement. The purpose of this filing is to register shares of the Moerus Worldwide Value Fund, a series of the Registrant.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP